Exhibit 99.77C

Results of proposal presented at the annual general meeting of shareholders

The following votes were cast at the Annual General Meeting of Shareholders held on March 15, 2016:

Election of Directors
	For	Against	Abstain

David Christensen	7,675,345	500,623	64,487
Gary Glynn	7,692,821	487,221	60,413
Bruce Hansen	7,692,659	484,879	62,917
Mary Joan Hoene	7,678,321	503,161	58,973
Robert Pilkington	7,701,256	476,877	62,322
Appointment of Independent Registered Public Accounting Firm

	For	Against	Abstain

Tait, Weller & Baker LLP	14,487,889	299,929	196,960